AMARC RESOURCES LTD.

Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

INFORMATION CIRCULAR
as at August 24, 2009

This Information Circular is furnished in connection with the solicitation of proxies by the management of Amarc Resources Ltd. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on September 29, 2009 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Amarc Resources Ltd. "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are directors and/or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866- 249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

(c)

using the internet through the website of the Company's transfer agent at www.computershare.com/proxy. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from our transfer agent, Computershare Investor Services Inc. ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed August 17, 2009 as the record date (the "Record Date") for determination of persons entitled to receive notice of and to vote at the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares of the Company are listed for trading on the TSX Venture Exchange (the "TSXV"). As of August 17, 2009 there were 72,739,473 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Preferred Shares. There are no Preferred Shares issued and outstanding as at August 17, 2009.

To the knowledge of the directors and executive officers of the Company and based on the information supplied to the Company by the shareholders and from the insider reports available at www.sedi.ca, the only individual beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at August 17, 2009 is:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares
Robert A. Dickinson	10,356,409	14.24%

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The Board has set the number of directors at seven. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at seven.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or, if no director is then elected, until a successor is elected.

The following table sets out the names of management's seven nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 17, 2009:

Name of Nominee; Current Position with the Company and Province of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Rene G. Carrier (4) Director British Columbia, Canada	Since May 2008	25,000 Common shares 70,000 Options (3)
David Copeland Director British Columbia, Canada	Since September 1995	869,500 Common shares 70,000 Options (3)
Barry Coughlan (4) Director British Columbia, Canada	Since February 2009	70,000 Options (3)
Scott Cousens Director British Columbia, Canada	Since September 1995	539,000 Common shares 70,000 Options (3)
Robert Dickinson (4) Chairman of the Board and Director British Columbia, Canada	Since April 1993	10,356,409 Common shares (2) 70,000 Options (3) 4,250,000 Warrants
Jeffrey Mason (5) Director and Former Chief Financial Officer British Columbia, Canada	Since September 1995	4,196,000 Common shares 70,000 Options (3)
Ronald Thiessen President, Chief Executive Officer and Director British Columbia, Canada	Since September 1995	1,969,008 Common shares 70,000 Options (3)

Notes:

1.

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees as filed on SEDI. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

2.

Certain of these shares are beneficially owned through United Mineral Services Ltd., a private company controlled by Mr. Dickinson, and a Registered Retirement Saving Plan (RRSP) owned by Mr. Dickinson.

3.

Messrs. Carrier, Copeland, Cousens, Dickinson, Mason and Thiessen each hold options to purchase 70,000 Common Shares at $0.70 per share expiring on July 19, 2011, and Mr. Coughlan holds options to purchase 70,000 Common Shares at $0.70 per share expiring on April 28, 2012.

4.	Member of the audit committee.

5.	In July 2008, Mr. Mason resigned as Chief Financial Officer.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

RENE G. CARRIER – Director

Rene Carrier is a past Vice-President of Pacific International Securities Inc. where he worked for ten years, until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring, administration, and raising venture capital funds for junior companies.

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	May 2008	Present
Chartwell Technology Inc.	Director	June 1991	April 2007
Continental Minerals Corporation	Director	February 2001	Present
International Royalty Corporation	Lead Director	June 2003	Present
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Rockwell Diamonds Inc.	Director	April 1993	November 2008

DAVID COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of companies for which Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.) provides services. He is also a director of Hunter Dickinson Services Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Continental Minerals Corporation	Director	November 1995	Present
	President & CEO	January 2008	Present
Farallon Resources Ltd.	Director	December 1995	April 2009
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present
Taseko Mines Limited	Director	March 1994	Present

BARRY COUGHLAN – Director

Barry Coughlan is a self-employed businessman and financier who has been involved in the financing of publicly traded companies for over 20 years. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Continental Minerals Corporation	Director	May 2006	December 2006
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Taseko Mines Limited	Director	February 2001	Present
Quadro Resources Ltd. (formerly Tri- Gold Resources Corp.)	President and Director	June 1986	Present

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded Hunter Dickinson companies. Mr. Cousens' focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

ROBERT DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.) provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.) He is also President and Director of United Mineral Services Ltd., a private resource company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	June 2009
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
Great Basin Gold Ltd.	Co-Chairman	September 2004	April 2006
	Director	May 1986	November 2006
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

JEFFREY MASON, B.Comm., CA – Director

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Until early 2008, Mr. Mason was employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation was the financial administration of the public companies to which Hunter Dickinson Inc. provided services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	February 2008
	Chief Financial Officer	September 1998	July 2008
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	September 2007
	Chief Financial Officer	February 1999	June 2007
Coastal Contacts Inc.	Director	October 2006	July 2008
Continental Minerals Corporation	Director	June 1995	February 2008
	Secretary	November 1995	February 2008
	Chief Financial Officer	June 1998	February 2008
Detour Gold Corporation	Chief Financial Officer and Secretary	July 2006	December 2007
Farallon Resources Ltd.	Director	August 1994	February 2008
	Secretary	December 1995	December 2007
	Chief Financial Officer	December 1997	December 2007
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	July 2008
	Secretary	June 1996	July 2008
	Chief Financial Officer	June 1998	July 2008
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	February 2008
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	Chief Financial Officer	November 2000	April 2007
Slater Mining Limited	Director	July 2008	Present
Taseko Mines Limited	Director	February 1994	July 2008
	Secretary	February 1994	June 2008
	Chief Financial Officer	November 1998	June 2008

RONALD THIESSEN, CA – President, Chief Executive Officer and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of Hunter Dickinson Services Inc. (formerly Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Quadro Resources Ltd. (formerly Tri- Gold Resources Corp.)	Director	July 1992	December 2006

APPOINTMENT OF AUDITOR

De Visser Gray LLP, Chartered Accountants, of 401 – 905 West Pender Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors, based upon a recommendation of the audit committee. De Visser Gray LLP was first appointed auditor of the Company in September 1995.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators ("NI 52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The audit committee has adopted a charter that sets out its mandate and responsibilities. A copy of the audit committee charter is available at www.sedar.com and the Company's website www.amarcresources.com.

Composition of the Audit Committee

The members of the audit committee are Rene Carrier, Barry Coughlan and Robert Dickinson. All members are financially literate. Messrs. Carrier and Coughlan are independent.

Relevant Education and Experience

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any external auditor that was not adopted by the Board.

Reliance on Certain Exemptions

The Company's auditor De Visser Gray LLP has not provided any material non-audit services during the most recently completed fiscal year.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the audit committee for approval prior to the beginning of any such services. The audit committee considers such requests, and, if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company's auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audit services provided by De Visser Gray LLP to the Company to ensure auditor independence. Fees incurred with De Visser Gray LLP for professional services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended March 31, 2009.	Fees Paid to Auditor in Year Ended March 31, 2008.
Audit Fees(1)	$25,000	$20,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
Total	$25,000	$20,000

Notes:
(1)           "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)           "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)           "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)           "All Other Fees" include all other non-audit services.

Exemption

The Company is relying upon the exemption in section 6.1 of NI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under NI 52-110 for the year ended March 31, 2009. This exemption exempts a "venture issuer" from the requirement to have 100% of the members of its audit committee independent, as would otherwise be required by NI 52-110.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board of the Company is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The Board facilitates its independent supervision over management in a number of ways including: by holding regular meetings without the presence of management; by retaining independent consultants; and by reviewing corporate developments with larger shareholders, analysts and potential industry partners, where it deems necessary.

The directors of the Company, except Messrs. Carrier and Coughlan, are not independent. Messrs. Carrier and Coughlan are considered independent by virtue of not being executive officers of the Company and having received no compensation other than in their role as directors. The non-independent directors (and the reason for that status) are Robert Dickinson (Chairman of the Board), Ron Thiessen (President and CEO), Scott Cousens (provides capital finance and investor relations services), David Copeland (provides engineering and related advisory services) and Jeffrey Mason (former Chief Financial Officer). The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by both the independent directors and certain non-independent directors. The Board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus the Board members are well versed in the obligations of directors and the expectations of independence.

Other Directorships

The section entitled "Election of Directors" in this Information Circular gives details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company's mineral projects and the expectations of directors. Board meetings generally include presentations by the Company's senior management and project staff in order to give the directors full insight into the Company's operations.

Ethical Business Conduct

The Board has adopted an ethics policy which is available for viewing on the Company's website, www.amarcresources.com. The Board also understands that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors required, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Board determines the compensation for independent directors and executives. See director compensation table and executive compensation table for details of compensation paid during the year ended March 31, 2009.

Other Board Committees

The Board has no committees other than the audit committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

GENERAL PROVISIONS

In this section "Named Executive Officer" means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year ("NEO").

Ronald W. Thiessen, Chief Executive Officer, Paul Mann, Chief Financial Officer, and Jeffery Mason, Former Chief Financial officer, are the NEOs of the Company for the purposes of the following disclosure.

Compensation Discussion and Analysis

The Board has not appointed a compensation committee so the responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing the Company's base compensation structure and equity-based compensation program, recommending compensation of the Company's officers and employees, and evaluating the performance of officers generally and in light of annual goals and objectives, is performed by the Board as a whole.

Report on Executive Compensation

This report on executive compensation has been authorized by the board of directors. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company. Ordinarily, the Board determines the type and amount of compensation for the Company's executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

None of the Named Executive Officers serve the Company solely on a full-time basis, and, consequently, their compensation from the Company is allocated based on the estimated amount of time spent on the work of the Company.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company's shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its share option plan.

Base Salary

In the Board's view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Compensation

The Board considers performance, shareholder benefits achieved, competitive factors and other matters in awarding bonuses.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company's share option plan. Share options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives which vest on terms established by the Board.

Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

The compensation of the Chief Executive Officer is approved annually by the Board. Base salary and bonus levels are determined taking into account independent market survey data.

At least annually, the Board reviews the grants of share options to directors, management, employees and consultants.

Actions, Decisions or Policies Made After March 31, 2009

There were no changes in the Company's executive compensation after March 31, 2009 and to the date of this information circular.

Option-Based Awards

The only equity compensation plan which the Company has in place is the share option plan (the "Plan") which was previously approved by shareholders on September 21, 2004 and confirmed by the shareholders on September 29, 2008. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares under the Plan. All options expire on a date not later than five years after the date of grant of such option. There are currently options outstanding to purchase an aggregate of 1,745,864 Common Shares.

SUMMARY COMPENSATION TABLE

The compensation paid to the NEOs during the Company's most recently completed financial year of March 31, 2009 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Salary ($)	Share- based awards ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans
Ronald Thiessen Chief Executive Officer	23,441	Nil	24,453	Nil	Nil	Nil	Nil	47,894
Paul Mann (1) Chief Financial Officer	22,041	Nil	17,467	Nil	Nil	Nil	Nil	39,508
Jeffrey Mason (1) Former Chief Financial Officer	Nil	Nil	24,453	Nil	Nil	Nil	Nil	24,453

Notes:

(1)	Mr. Mason resigned as Chief Financial Officer in July 2008. Mr. Mann was appointed Chief Financial Officer in July 2008.

(2)

The options granted in fiscal 2009 were granted pursuant to the Company’s Share Option Plan. (See section on Option Based Awards). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the share option, expected volatility of the Company's common share price, expected dividend yield, and risk-free interest rate. The weighted average Black-Scholes grant date fair value for awards granted on July 19, 2008 was $0.35 which was 50% of the option exercise price.

During the fiscal year ended March 31, 2009, Messrs. Thiessen, Mann and Mason did not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent providing services to the Company.

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards

The following table sets out all option-based awards outstanding as at March 31, 2009, for each NEO:

	Option-based Awards
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(2) ($)
Ronald Thiessen Chief Executive Officer	70,000	0.70	July 19, 2011	Nil
Paul Mann Chief Financial Officer	50,000	0.70	July 19, 2011	Nil
Jeffrey R. Mason Former Chief Financial Officer	70,000	0.70	July 19, 2011	Nil

Notes:

(1)	Granted during the fiscal year ended March 31, 2009.

(2)

The value at March 31, 2009 is calculated by determining the difference between the closing price of the Company's common shares at March 31, 2009 ($0.17/share) underlying the option on the TSX Venture Exchange and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended March 31, 2009, for each NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ronald Thiessen Chief Executive Officer	Nil	Nil
Paul Mann Chief Financial Officer	Nil	Nil
Jeffrey R. Mason Former Chief Financial Officer	Nil	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

PENSION PLAN BENEFITS

The Company has no pension or deferred compensation plans for its directors, officers or employees.

TERMINATION AND CHANGE OF CONTROL BENEFITS

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's Responsibilities following a change in control.

DIRECTOR COMPENSATION

Director Compensation Table

The compensation provided to the directors, excluding a director who is already set out in disclosure for a NEO for the Company's most recently completed financial year of March 31, 2009 is as set out below:

Name	Fees earned ($)	Share- based awards ($)	Option-based awards(4) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Rene G. Carrier (1)	18,750	Nil	24,453	Nil	Nil	Nil	43,203
David Copeland	Nil	Nil	24,453	Nil	Nil	Nil	24,453
Barry Coughlan (2)	2,500	Nil	Nil	Nil	Nil	Nil	2,500
Scott Cousens (3)	21,096	Nil	24,453	Nil	Nil	Nil	45,549
Robert Dickinson (3)	21,099	Nil	24,453	Nil	Nil	Nil	45,552

Notes:

1.	Fees paid to Mr. Carrier included a lump sum payment of $10,000 for the period from his appointment to the Board on May 1, 2008 to August 31, 2008 and $1,250 per month thereafter.

2.

Mr. Coughlan's compensation covers the two months period from his appointment to the Board on February 1, 2009. Subsequent to March 31, 2009, the Company granted 70,000 share purchase options to Mr. Coughlan with an exercise price of $0.70 each expiring on April 28, 2012.

3.

Pursuant to the Corporate Services Agreement with Hunter Dickinson Services Inc., compensation for Messrs. Cousens and Dickinson are allocated to the Company on the basis of time spent in respect of the Company's business. (See section on Management Contracts).

4.

The options granted in fiscal 2009 were granted pursuant to the Share Option Plan. (See section on Option Based Awards). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the share option, expected volatility of the Company's common share price, expected dividend yield, and risk-free interest rate. The weighted average Black-Scholes grant date fair value for awards granted on July 19, 2008 was $0.35 which was 50% of the option exercise price.

The following table sets out all option-based awards outstanding as at March 31, 2009, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based Awards
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(2) ($)
Rene G. Carrier	70,000	0.70	July 19, 2011	Nil
David Copeland	70,000	0.70	July 19, 2011	Nil
Scott Cousens	70,000	0.70	July 19, 2011	Nil
Robert Dickinson	70,000	0.70	July 19, 2011	Nil

Notes:

(1)	Granted during the fiscal year ended March 31, 2009.

(2)

The value at March 31, 2009 is calculated by determining the difference between the closing price of the Company's common shares at March 31, 2009 ($0.17/share) underlying the option on the TSX Venture Exchange and the exercise price of the options.

The following table sets out all incentive plans (value vested or earned) during the year ended March 31, 2009, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Rene G. Carrier	Nil	Nil
David Copeland	Nil	Nil
Barry Coughlan	Nil	Nil
Scott Cousens	Nil	Nil
Robert Dickinson	Nil	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out equity compensation plan information as at the end of the financial year ended March 31, 2009:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders (the "Plan")	1,713,600	$0.70	5,560,347
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,713,600	$0.70	5,560,347

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or could materially affect the Company or any of its subsidiaries during the year ended March 31, 2009, or has any interest in any material transaction in the current year other than as set out herein.

During the fiscal year ended March 31, 2009, the Company arranged a private placement of 5,000,000 units (the "Units") at a price of $0.10 per Unit. Each Unit consisted of one flow-through common share and one non-flow-through warrant. Each warrant is exercisable to purchase one additional common share at a price of $0.10 until February 9, 2011. Mr. Dickinson, a director of the Company, participated in this private placement to the extent of 4,250,000 Units.

MANAGEMENT CONTRACTS

The Company does not have full-time management or employees. On June l, 2008 the Company entered into a Corporate Services Agreement with Hunter Dickinson Services Inc. ("HDSI") wherein HDSI would provide geological, corporate development, administrative and management services to the Company. HDSI is a private company owned equally by several publicly traded companies (one of which is the Company) and is managed by persons, the majority of whom are also directors of the Company.

HDSI has supervised or conducted mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Quebec and the Yukon) and internationally in Brazil, Chile, China, the United States (Nevada and Alaska), Mexico, and South Africa. HDSI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDSI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm's-length suppliers. The shares of HDSI are owned equally by each of the participating corporations (including the Company) as long as HDSI services are being provided; however, such participant surrenders its single share at the time of termination of the services agreement. HDSI is managed by the directors of the Company, along with certain controlling directors of the other corporate participants in the arrangements with HDSI.

During the year ended March 31, 2009, the amount billed by HDSI for the services rendered and for reimbursement of expenses incurred on behalf of the Company was $2,658,528 (2008 – $1,603,106).

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect the Company or its predecessors during the year ended March 31, 2009, other than as disclosed in this information circular.

PARTICULARS OF MATTERS TO BE ACTED UPON

Share Option Plan

The TSX Venture Exchange (the "TSXV") requires that each company listed on the TSXV proposing to issue share options have a share option plan. In order to comply with TSXV policy, and to provide incentive to directors, officers, employees, management and others who provide services to the Company or any subsidiary to act in the best interests of the Company, the shareholders of the Company adopted a Share Option Plan (the "Plan") in 2004.

Under the Plan, a maximum of 10% of the issued and outstanding common shares of the Company at the time an option is granted less common shares reserved for issuance outstanding in the Plan, will be reserved for options to be granted at the discretion of the Company's Board to eligible optionees (the "Optionees"). This type of Plan is called a "rolling" plan.

Under TSXV policy, the continuation of the Plan requires annual shareholder approval at each annual meeting of the Company by ordinary resolution. The Company is of the view that the Plan provides the Company with the flexibility to attract and maintain the services of executives, employees and other service providers in competition with other companies in the industry. There are currently options outstanding to purchase an aggregate of 1,745,864 Common Shares. A copy of the Plan will be available for inspection at the Meeting.

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

"Resolved that the continuation of the Company's share option plan dated for reference September 21, 2004, be ratified and approved."

AND

The Board of Directors recommends that shareholders vote in favour of the continuation of the Plan.

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

ADDITIONAL INFORMATION

The audited consolidated financial statements of the Company for the fiscal year ended March 31, 2009, the report of the auditor and related management discussion and analysis will be placed before the Meeting. Additional information may be obtained free of charge from the Company's Investor Relations department at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, at telephone number: 604-684-6365 or fax number 604-681-2741. The financial statements and additional information are filed on www.sedar.com.

OTHER MATTERS

The Board is not aware of any other matters that it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, August 24, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

Ronald W. Thiessen

President and Chief Executive Officer